6/26

02042198

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME E1 Environmental Engineering Concepts Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

FILE NO. 82- 1598 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/27/02

File No. 82-1598

02 JUN 26 AM 11:29

AR/S
12-31-01

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

Consolidated Financial Statements

December 31, 2001

EVANCIC PERRAULT ROBERTSON
CERTIFIED GENERAL ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders
EI Environmental Engineering Concepts Ltd.

We have audited the consolidated balance sheets of EI Environmental Engineering Concepts Ltd. as at December 31, 2001 and 2000 and the consolidated statements of earnings, deficit and cash flows for the years December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Evancic Perrault Robertson

CERTIFIED GENERAL ACCOUNTANTS

Coquitlam, B.C.
May 21, 2002

2nd Floor Heron Centre, 566 Lougheed Highway, Coquitlam, B.C. V3K 3S3
Telephone (604) 936-4377 Fax (604) 936-8376
Website: http//epr.ca Email: eprcoq@eprcoq.com
Offices Across Canada
Affiliates Around the World

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

STATEMENT 1

CONSOLIDATED STATEMENT OF EARNINGS

Year ended December 31, 2001

	2001	2000
Revenue	$ 125,387	$ 1,807,837
Cost of goods sold	194,349	1,458,352
Gross margin	(68,962)	349,485
Selling expenses		
Salaries and commissions	11,941	78,929
Advertising and marketing	762	38,219
Travel and promotion	2,921	5,180
	15,624	122,328
	(84,586)	227,157
Expenses		
Amortization	5,302	29,405
Bad debts and allowances	-	14,859
Bank charges and interest	5,277	51,714
Consulting fees	15,309	56,682
Insurance	3,895	3,688
Office	42,567	147,740
Professional fees	15,680	104,119
Rent and utilities	10,727	46,601
Repairs and maintenance	492	331
Salaries and benefits	11,345	56,480
Transfer agent and listing fees	9,561	9,888
Travel and promotion	7,618	20,613
	127,773	542,120
	(212,359)	(314,963)
Other income (expense)		
Gain on sale of operating assets	406,728	-
Miscellaneous income	1,747	1,564
	408,475	1,564
Net earnings (loss) for the year	**196,116**	**(313,399)**
Earnings (loss) per share	**$ 0.02**	**$ (0.03)**

The accompanying notes are an integral part of these financial statements.

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

STATEMENT 2

CONSOLIDATED STATEMENT OF DEFICIT

Year ended December 31, 2001

	2001	2000
Deficit, beginning of year	$(3,512,888)	$(3,199,489)
Net earnings (loss) for the year	196,116	(313,399)
Deficit, end of year	**$(3,316,772)**	**$(3,512,888)**

The accompanying notes are an integral part of these financial statements.

EVANCIC PERRAULT ROBERTSON

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

STATEMENT 3

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2001

	2001	2000
Cash flows from operating activities:		
Earnings (loss) from operating activities	$ 196,116	$ (313,399)
Items not requiring an outlay of funds		
Amortization	8,689	31,957
Gain on sale of operating assets	(406,728)	-
	(201,923)	(281,442)
Changes in non-cash working capital		
Decrease in accounts receivable	85,004	19,479
Decrease in inventory	11,907	135,916
Decrease in prepaid expenses	14,180	2,969
Decrease in accounts payable and accrued liabilities	(332,234)	(11,606)
	(423,066)	(134,684)
Cash flows from financing activities:		
Repayment of long-term debt	(1,014)	(6,148)
Increase (decrease) in operating loan	(152,104)	79,308
	(153,118)	73,160
Cash flows from investing activities:		
Purchases of capital assets	-	(1,138)
Proceeds on sale of operating assets	544,540	-
	544,540	(1,138)
Decrease in cash	**(31,644)**	**(62,662)**
Cash, beginning of year	**36,647**	**99,309**
Cash, end of year	**$ 5,003**	**$ 36,647**

The accompanying notes are an integral part of these financial statements.

EVANCIC PERRAULT ROBERTSON

EI ENVIRONMENTAL ENGINEERING CONCEPTS LTD.

STATEMENT 4

CONSOLIDATED BALANCE SHEET

December 31, 2001

	2001	2000
ASSETS		
Current:		
Cash	$ 5,003	$ 36,647
Accounts receivable	53,949	138,953
Inventory	-	128,782
Prepaid expenses	-	14,180
	58,952	318,562
Capital assets - note 3	-	23,493
Licence	-	6,133
	$ 58,952	$ 348,188
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current:		
Operating loan - note 4	$ -	$ 152,104
Accounts payable and accrued liabilities	36,978	369,212
Current portion of long-term debt	-	1,014
	36,978	522,330
Shareholders' equity		
Share capital - note 5	3,320,311	3,320,311
Contributed surplus	18,435	18,435
Deficit	(3,316,772)	(3,512,888)
	21,974	(174,142)
	$ 58,952	$ 348,188

On behalf of the Board

Eric Watson - Director

Debra Chapman - Director

The accompanying notes are an integral part of these financial statements.

1. DISCONTINUED OPERATIONS / GOING CONCERN

On March 6, 2001, the Company sold all its operating assets for $353,200 US. The proceeds were allocated based on the fair market value of the capital assets, licence, inventory, prepaid rent and goodwill of $15,500, $4,900, $79,000, $3,800 and $250,000 respectively. The taxable gain on these amounts was offset by the losses carried forward and therefore no tax liability was incurred. The proceeds of the sale were used to settle all the third party debts of the subsidiary.

The Company's ability to enter into future endeavours is dependent upon its ability to obtain adequate financing and equity capital to support those operations. The Company has no revenue sources subsequent to the sale of its operating assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that of the preceding year. Outlined below are those policies considered particularly significant.

Principles of Consolidation

The consolidated financial statements include the accounts of EI Environmental Engineering Concepts Ltd. and its wholly-owned subsidiary, Environmental Engineering Concepts, Inc.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at year end. Non-monetary balance sheet items and revenue and expense items are translated at the rate prevailing at the date of the respective transaction. Translation gains and losses related to monetary items are included in income.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Estimates are used for, but are not limited to, the accounting for doubtful accounts, inventory obsolescence, amortization, taxes and contingencies. Actual results may differ from those estimates.

Revenue Recognition

Revenue from sales is recorded at the time of shipment to customers.

Earnings (Loss) Per Share

The earnings (loss) per share is calculated using the weighted average number of shares outstanding during the year.

Inventory

Inventory is recorded at the lower of cost and net realizable value.

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization is provided annually on a straight-line basis calculated to write-off the assets over their estimated useful lives. The useful lives range from three to ten years. Leasehold improvements are amortized over the term of the lease.

Licence

Licences are stated at cost less accumulated amortization and are amortized on a straight-line basis over their useful life.

Comparative Figures

Certain balances of the preceding period have been reclassified to conform with the current year's financial statement presentation.

3. CAPITAL ASSETS

	2001			2000
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Production machinery	$ -	$ -	$ -	$ 5,413
Office equipment	-	-	-	13,634
Vehicles	-	-	-	4,446
	$ -	**$ -**	**$ -**	**$ 23,493**

4. OPERATING LOAN

The bank operating loan, which was authorized to $100,000 US, was due on demand and was secured by a general security agreement on the Company's assets. Interest was charged at 11.50%.

5. SHARE CAPITAL

Authorized: 23,156,500 common shares without par value.

	2001	2000
Issued and fully paid:		
11,849,165 common shares	$ 3,320,311	$ 3,320,311

6. INCOME TAXES

The Company has approximately $1,200,000 US and $910,000 Cdn losses for tax purposes which are available to reduce US and Canadian taxable income, respectively, in future periods. Such benefits will be recorded when realized. These losses expire in various years from 2002 to 2020 for US tax purposes and from 2002 to 2008 for Canadian tax purposes. No future income tax assets have been recorded as the Company is uncertain of realization of these losses in the near future.

7. SEGMENTED INFORMATION

The Company has a single operating segment, its wholly-owed subsidiary, developing and marketing outdoor cooling, greenhouse humidification and dust suppression systems.

Information related to geographical areas is as follows:

	2001	2000
Sales:		
United States	$ 95,620	$ 1,048,416
Other	29,767	759,421

The Company attributes revenue among the geographical areas based on location of the customer.

All of the Company's long-lived assets were in the United States.

8. RELATED PARTY TRANSACTIONS

During the year the Company paid administrative expenses in the amount of $42,334 (2000 - $80,988) to directors acting as officers of the Company.

9. FINANCIAL INSTRUMENTS AND RISK

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities, customer deposits, bank operating loan and long-term debt approximate market value.

The Company undertakes transactions denominated in US dollars and, as such, is exposed to price risk due to fluctuation in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.